March 19, 2009

VIA FEDERAL EXPRESS OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:  Chris White, Branch Chief

Re:	California Gold Corp. (formerly US Uranium Inc.)
Form 10-KSB for Fiscal Year Ended January 31, 2008
Filed May 15, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 15, 2008
File No. 333-13459

Dear Mr. White:

On behalf of our client, California Gold Corp., formerly US Uranium Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. James D. Davidson, Chief Executive Officer of the Company, dated January 28, 2009 (the “Letter”).

Listed below in bold are your comments from the Letter, together with responses by us on behalf of the Company.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

Item 1, Description of Business. Page 3

1.
We note you issued convertible debentures (Debentures) in June 2007 in order to fund the Bridge Financing to Cromwell Uranium Holdings, Inc. The Debentures are convertible into units of your securities. Each unit of your securities consists of one share of your common stock and one warrant to purchase one share of your common stock at an exercise price of $0.75 per share. The warrants are exercisable for a period of five years from the date of issuance. In your statements of stockholders' equity, we further note you issued 440,002 shares of common stock at $1.35 per share in the fiscal year ended January 31, 2008, valued at $595,000. To help us understand the accounting of the convertible debentures, please provide us with:

United States Securities and Exchange Commission
Division of Corporation Finance
March 19, 2009

•
A detailed discussion of what consideration you gave to and how you applied the guidance at SFAS 133, Accounting for Derivative Instruments and Hedging Activities, to determine whether the conversion feature of the debenture and the freestanding warrant meet the definition of a derivative.

•
A description of the conversion of the Debentures and whether the freestanding warrants were exercised in fiscal year 2008. If the warrants have not been exercised or cancelled, please describe how you account for the warrants as of January 31, 2008.

•
A detailed discussion of whether you have considered the dilutive effect of the convertible debentures and the warrants in calculating the diluted earnings per share under the SFAS 128, Earnings per Share.

After review of SFAS 133, the Company has determined that the convertible feature of the debenture and the freestanding warrant should have been accounted for as derivative instruments. The Company computed the value of derivative instruments and determined a value of $595,000 for the derivatives using the Black-Scholes model.  The Company calculated the value using a volatility of 100%, a risk free interest rate of 5.25%, and a 5 year term.  The value was capped at the amount of the convertible debenture. The value should have been recorded as contributed capital and as a discount to the convertible debt. The amount of the discount should have been expensed upon the conversion of the debt. The Company has restated its financial statements to reflect proper accounting for the derivative instruments as described above.  The freestanding warrants have not been exercised. The Company has added Note 6 to describe the convertible debenture activity and Note 7 to describe the restatement of the financial statements.

The Company did consider the debentures and warrants in calculating diluted earnings per share. The Company determined that under SFAS 128 the debentures and warrants would be anti-dilutive and, accordingly, they are excluded from the calculation of diluted loss per share.

2.
We note you transferred all of your assets, except for the stock of Cromwell Acquisition Corp. and the Green Energy Claims, to Arbutus Leaseco, Inc. (Leaseco). At the time of the closing of the merger with Cromwell Uranium Holdings, Inc., you sold the capital stock of Leaseco to two former directors in exchange for your common stock owned by these two former directors. Please provide us with:

•	A description of the assets that were transferred to Leaseco and subsequently sold.

United States Securities and Exchange Commission
Division of Corporation Finance
March 19, 2009

•	A detailed discussion of how the fair value of Leaseco was determined and whether there was any gain or loss recognized from the sale of the entity.
•	A detailed discussion of how you have considered disclosing the repurchase of common stock in your balance sheet and footnotes to your financial statements.

The assets that were transferred to Leasco were the 12 mineral claims in Canada (the Green Energy Claims). These mineral claims were carried at $-0- on the Company’s financial statements. The assets were determined by management to have no value at the time of the transfer which is one of the reasons why the Company made the transfer.  Accordingly, there was no gain or loss on the transaction. However, because the transaction with Cromwell Acquisition Corp. was reversed the shares were never cancelled and this transaction was not reflected in the audited financial statements for the year ended January 31, 2008.

Item 6, Management's Discussion and Analysis of Financial Condition or Results of Operations, page 8

3.
We note your general and administrative expenses increased to $386,366 in the fiscal year 2008, compared to the $19,708 in the fiscal year 2007. Please include a discussion related to the increase in the expenses from fiscal year 2007 to fiscal year 2008 and the prospects for the future operations. We refer you to the Regulation S-B, Item 303(b)(1) for the guidance.

The Company has expanded Management’s Discussion and Analysis of Financial Condition or Results of Operations to discuss the reason for increase in general and administrative expense for fiscal year 2008 compare to fiscal year 2007.

Statements of Stockholders Equity, page 14, Statements or Cash Flows, page 15

4.
You disclose $268,668 contributed capital received in the fiscal year 2008. The contributed capital is recorded under the additional paid-in capital in the statement of stockholders' equity. Please provide us with the nature of this capital contribution and explain why you believe it is reasonable to include this contributed capital as an adjustment to reconcile net loss to net cash used by operating activities in your statement of cash flows for the year ended January 31, 2008.

The contributed capital relates to an accrual for consulting services performed by related parties in connection with the acquisition of Cromwell Uranium Holdings, Inc.  With the reversal of the acquisition of Cromwell Uranium Holdings, Inc. the related parties determined that it would be in the best interest of the Company to forgive the liability. The forgiveness of debt was recorded as a contribution to capital since the related parties were the controlling shareholders of the Company.  Also, since the forgiveness of debt was a non cash transaction the Company’s shows it is as a reconciling item on the statement of cash flows in determining the net cash used in operating activities.

United States Securities and Exchange Commission
Division of Corporation Finance
March 19, 2009

Note No.4, Significant Events, page 20

5.
You disclose the Company issued 31,000,000 shares of common stock to Mr. Davidson in order to repay the expenses that he incurred on behalf of the Company in connection with the merger with Cromwell Uranium Holdings, Inc. We further note, in Item 12, Certain Relationships, Related Transactions and Director Independence, that 20,000,000 shares of common stock were issued to two former directors on May 29, 2007. Please tell us how you have considered disclosing these issuances of common stock in your balance sheet and statement of shareholders' equity.

These transactions did not take place.  They have been removed from the amended Form 10-K.

Exhibit 31.1 and Exhibit 31.2

6.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B.

We will revise the 601(b)(31) certifications as requested and file the revised certifications with our Form 10-K amendment.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

7.
We note your promissory note of $557,927 receivable from Cromwell Uranium Holdings, Inc. originally due on November 15, 2007 had not been collected by the filing date of the Form 10-Q. Please provide us with the information you have considered in determining whether an allowance of uncollectible receivable to the promissory note balance should be established.

United States Securities and Exchange Commission
Division of Corporation Finance
March 19, 2009

The Company has been actively pursuing the collection of the note. The Company evaluated the financial position of the creditor and believed that as of October 31, 2008 it had the ability and the intention to pay the note. The Company has determined that as of its fiscal year ended January 31, 2009 the creditor does not intend to pay the note receivable and the Company is recording an allowance for doubtful accounts for the full amount of the note as of January 31, 2009.  The Company intends to continue to pursue its collections efforts but the uncertainty as to the collectability of the note is sufficient to require an allowance for the receivable.

Simultaneously with the submission of this response letter, the Company is filing a Form 10-K/A, Amendment No. 1 to its annual report for the fiscal years ended January 31, 2008 and 2007.  The Company will amend its quarterly reports on Form 10-Q for the relevant quarters in the near future.  The Company’s written acknowledgment that you have requested is attached hereto as Exhibit A.

If you have any questions or comments with respect to the responses we have provided above, please contact me at 212-400-6900.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Suying Li, Division of Corporate Finance
Securities and Exchange Commission

James Davidson, Chief Executive Officer
California Gold Corp. (f/k/a US Uranium Inc.)

EXHIBIT A

CALIFORNIA GOLD CORP.

(f/k/a US Uranium Inc.)

Officer’s Certificate

With respect to that certain letter dated January 28, 2009 from the U.S. Securities and Exchange Commission (the “Commission”) to California Gold Corp. (f/k/a US Uranium Inc.), a Nevada corporation (the “Company”), the undersigned does hereby acknowledge that:

1.           He is the sole officer of the Company.

2.           The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission.

3.           Comments from the Commission staff and changes by the Company to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission.

4.           The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned on behalf of, and solely in his capacity as officer of, the Company has signed this Officer’s Certificate on this 19th day of March, 2009.

By:	/s/ James D. Davidson
Name: James D. Davidson
Title: Chief Executive Officer